PRIVATE CLIENT SERVICES, LLC

**FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES**

FISCAL YEAR-ENDED DECEMBER 31, 2018

AND

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTAL EXEMPTION REPORT

****

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68183

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2018** (MM/DD/YY) AND ENDING **12/31/2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Private Client Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2225 Lexington Road
(No. and Street)

Louisville	**KY**	**40206**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest Sampson **(502) 451-0600**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Rodefer Moss & Co, PLLC
(Name - if individual, state last, first, middle name)

301 East Elm St	**New Albany**	**IN**	**47150**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Ernest Sampson _____ , swear (or affirm) that, to the best of
my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of
_____ Private Client Services, LLC _____ , as
of _____ December 31, 2018 _____ , are true and correct. I further swear (or affirm)
that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

_____
CEO
Title



_____   02-26-2023
Notary Public

This report* contains (check all applicable boxes):

√	(a)	Facing page.
√	(b)	Statement of Financial Condition.
√	(c)	Statement of Income (Loss).
√	(d)	Statement of Cash Flows
√	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
√	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
√	(l)	An oath or affirmation.
	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
√	(n)	Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- Certified Public Accountants
  - Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Private Client Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Private Client Services, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Private Client Services, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Private Client Services, LLC's management. Our responsibility is to express an opinion on Private Client Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Private Client Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The information in Schedule I (Computation of Net Capital Under Rule 15c3-1 of the U.S. Securities and Exchange Commission at December 31, 2018) has been subjected to audit procedures performed in conjunction with the audit of Private Client Services, LLC's financial statements. The supplemental information is the responsibility of Private Client Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC

We have served as Private Client Services, LLC's auditor since 2011.

New Albany, Indiana
February 25, 2019

PRIVATE CLIENT SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets:

Current Assets		
Cash	$	673,781
Deposit with clearing broker		100,000
Deposit with National Securities Clearing Corporation		5,000
Due from clearing broker		883,569
Accounts receivable		22,530
Commissions receivable		316,753
Prepaid expenses and other assets		513,927
Total Current Assets		2,515,560
Equipment		200,416
Less accumulated depreciation		(86,870)
Equipment, net of depreciation		113,546
Total Assets	$	2,629,106

Liabilities and Member Equity:

Current Liabilities		
Commisions payable	$	402,298
Accrued payroll liabilities		21,180
Accounts payable		69,968
Deferred rep expenses collected		992,401
Total Liabilities		1,485,847
Member Equity		1,143,259
Total Liabilities and Member Equity	$	2,629,106

The accompanying footnotes are an integral part of these financial statements.

PRIVATE CLIENT SERVICES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues
Commissions and fees	$	30,956,175
Other revenues		1,839,871
Total revenues		32,796,046

Expenses
Commission expense	27,252,913
Salaries and wages	2,652,427
Computer expenses and technology	514,387
Licenses and fees	445,929
Employee benefits	183,720
Brokerage service expenses	363,842
Professional fees	124,755
Rent	100,396
Travel and entertainment	81,373
Postage	31,258
Utilities	21,180
Office expenses	38,966
Bank fees	13,113
Depreciation	24,453
Advertising	20,937
Printing	11,266
Taxes	4,906
Total expenses	31,885,821

Other income and expense
Interest income	5,379
Total other income and expense	5,379

Net Income	$	915,604

The accompanying footnotes are an integral part of these financial statements.

PRIVATE CLIENT SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Balance at January 1, 2018	$	787,655
Distributions	$	(560,000)
Net Income		915,604
Balance at December 31, 2018	$	1,143,259

The accompanying footnotes are an integral part of these financial statements.

PRIVATE CLIENT SERVICES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operating Activities:	
Cash received from commissions and fees	$ 30,704,843
Cash paid for operating expenses	(32,025,187)
Other income received	2,412,573
Net cash flows provided by operating activities	1,092,229
Cash Flows From Investing Activities:	
Purchase of fixed assets	(65,279)
Cash Flows From Financing Activities:	
Distributions	(560,000)
Net change in cash and cash equivalents	466,950
Cash and cash equivalents at the beginning of the year	206,831
Cash at the end of the year	$ 673,781

The accompanying footnotes are an integral part of these financial statements.

PRIVATE CLIENT SERVICES, LLC
STATEMENT OF CASH FLOWS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2018

Reconciliation of net income to net cash provided by operating activities:

Net Income	$	915,604
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation		24,453
Amortization		-
Decrease (increase) in assets:		
Commissions receivable		(139,454)
Accounts receivable		(12,736)
Receivable from clearing organization		(111,879)
Prepaid expenses and other current assets		(353,986)
Increase (decrease) in liabilities:		
Commissions payable		194,222
Accounts payable		42,385
Accrued payroll		(46,439)
Deferred revenue and rep expenses collected		580,059
Net cash provided by operating activities	$	1,092,229

The accompanying footnotes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Company Activities - The Company became a registered broker-dealer in November 2009 with the Financial Industry Regulatory Authority, Inc. (FINRA), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemption provision of the SEC Rule 15c3-3(k)(2)(ii).In April of 2018, the Company received approval from FINRA to be a Municipal Securities Dealer.

Entity – These financial statements contain only the assets, liabilities, revenues and expenses specifically related to the business activities of the Company. They do not include the assets, liabilities, revenues or expenses of the Company's sole member.

The Company's duration shall be perpetual, unless sooner dissolved in accordance with the operating agreement.

Revenue Recognition - The Company recognizes revenue on its variable annuity and mutual fund products once received with an estimate booked representing outstanding commissions and fees due.

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur. Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

On January 1, 2018, the Company adopted the Financial Accounting Standards Board (FASB), ASU 2014-09, Revenue from Contracts with Customers (Topic 606) requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles general accepted in the United States of America (US GAAP) and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August, 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has analyzed the guidance in this new standard and has determined there will be no change in the manner the Company recognizes commissions, advisory fees, variable annuity and, mutual fund revenue. These will continue to be recognized in the period in which the fee is earned. Accordingly, the Company does not expect this guidance to have a material impact on its financial or regulatory capital.

Basis of Accounting – The Company uses the accrual basis of accounting.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Equipment and Depreciation – Property and equipment are carried at cost and include expenditures for computer equipment. Depreciation is computed on the straight-line basis and depreciable lives are generally 5 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property or equipment retired or otherwise disposed and the related accumulated depreciation are removed from the accounts in the year of disposal with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

The provision for depreciation was $24,453 for the year ended December 31, 2018.

Income Tax Status – The Company elected as of January 1, 2012, to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its statement of operations. There were no interest or penalties incurred during the year ended December 31, 2018.

The Company's federal and various state income tax returns for 2015 through 2017 are subject to examination by the applicable tax authorities generally for three years after the later of the original or extended due date.

Commissions and Agent Receivables – Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising – Advertising costs are expensed as incurred. Advertising expenses were $20,937 for the year ended December 31, 2018.

Subsequent Events - The Company has evaluated events or transactions through February 25, 2019, the date these financial statements were issued, for items that should potentially be recognized or disclosed.

NOTE 2 – COMMISSIONS AND FEES:

Commissions and fees includes brokerage commission income, life insurance commissions, mutual fund, 12b-1 and investment advisory fees. The recognition and measurement of revenue is based on the assessment of individual contact terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions. The Company buys and sells securities on behalf its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the settlement date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the settlement date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Life insurance and variable annuities. The Company receives commissions for selling life insurance and variable annuities to its customers. The Company identifies contracts with customers and the performance obligations in those contracts. The Company recognizes revenue upon completion of the performance obligation, at the transaction price stipulated in each contract.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the settlement date. Any fixed amounts are recognized on the settlement date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Asset Management

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue on a pro rata basis over the quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

NOTE 2 – COMMISSIONS AND FEES: (Continued)

Disaggregated commissions and fees

The following table presents revenue by major source.

Commissions	
Brokerage commissions	$ 6,555,656
Life insurance and variable annuities	8,003,670
Distribution fees	13.987,338
Total commissions revenue	26,546,664
Asset management	
Investment advisory fees	2,409,511
Total asset management fee revenue	2,409,511
Total commissions and fees	$30,956,175

NOTE 3 – CLEARING DEPOSIT:

The Company maintains combined account balances of $105,000 with its clearing broker and securities organization, as minimum balance requirements. As of December 31, 2018, those underlying balances have been classified accordingly in the accompanying statement of financial condition

NOTE 4 – CONCENTRATION OF CREDIT RISK:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash & cash equivalents and accounts receivable. The Company places its cash & cash equivalents with two financial institutions. At times, such amounts may be in excess of the FDIC insurable limits. The Company has never experienced any losses related to these cash balances. All non-interest-bearing cash balances were fully insurable by FDIC at December 31, 2018.

NOTE 5 - NET CAPITAL REQUIREMENTS:

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (1934 Rule 240.15c3-1), which requires the maintenance of a minimum net capital balance and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. At December 31, 2018, the Company's minimum required net capital was $100,000. The Company's net capital was $479,360 which was $379,360 in excess of its minimum required net capital requirement and the ratio of aggregate indebtedness to net capital was 3.09 to 1.

NOTE 6 – RETIREMENT PLAN:

The Company has a deferred compensation 401(k) plan covering substantially all employees whom meet certain eligibility requirements. For the year ended December 31, 2018, the Company's contribution of the 401(k) plan was $50,248.

NOTE 7 - RELATED PARTY TRANSACTIONS:

The Company leases its office space from a related entity. Rent expense paid to that related entity by the Company during 2018 was $68,956.

NOTE 8 – CONTINGENT LIABILITIES

The Company entered into a non-cancellable lease agreement for office space, which commenced on March 15, 2018. This operating lease is scheduled to expire on March 31, 2020, with options to extend it thru March 31, 2024. Rent expense under this lease agreement was $28,575 in 2018.

Future minimum lease payments are as follows:

Year Ended December 31, 2019	$38,955
Year Ended December 31, 2020	9,810
Total	$48,765

PRIVATE CLIENT SERVICES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
of the Securities and Exchange Commission
DECEMBER 31, 2018

Net Capital:

Total member equity	$	1,143,259
Commission receivable non-allowable		(13,896)
Receivable from non-customer		(22,530)
Property and equipment, net		(113,546)
Other assets		(513,927)
Net Capital	$	479,360

Aggregate Indebtedness:

Items included in statement of financial condition:

Commissions and fees payable	$	402,298
Accounts payable & accrued payroll liabilities		91,148
Rep expenses collected		992,401
	$	1,485,847

Computation of basic net capital requirement:

One-fifteenth of Aggregate Indebtedness	$	99,056
Minimum dollar net capital requirement	$	100,000
Net capital requirement (greater)	$	100,000

Excess Net Capital	$	379,360

Percentage of Aggregate Indebtedness To Net Capital	309.96%

Reconciliation with Company's computation
(included in Part IIA of Form X-17a-5,
as of December 31, 2018)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	479,360
Effect of audit adjustments on accounts included in net capital computation		-
Net capital per above	$	479,360

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Private Client Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Private Client Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Private Client Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Private Client Services, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Private Client Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Private Client Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
New Albany, Indiana
February 25, 2019



PRIVATE
CLIENT
SERVICES™
MEMBER FINRA, SIPC
A Registered Investment Advisor

2225 Lexington Road
Louisville, KY 40206-2818
phone: 502 451 0600
fax: 502 473 1721
www.pcsbd.net

PRIVATE CLIENT SERVICES, LLC
EXEMPTION FROM SEC.1934 RULE 240.15c3-3
CUSTOMER PROTECTION RULE –
RESERVE AND CUSTODY OF SECURITIES REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2018

To the best knowledge and belief of Private Client Services, LLC (the Company), the Company is exempt from SEC.1934 Rule 240.15c3-3 – Customer Protection: Reserve and Custody of Securities for the year ended December 31, 2018.

The basis for this exemption is SEC.1934 Rule 240.15c3-3(k)(2)(ii). The Company is an introducing broker-dealer that clears all transactions with and for customers, on a fully-disclosed basis with the Company's clearing broker, Pershing LLC. All invested customer funds and securities are promptly transmitted by the Company to Pershing LLC, which carries all of the accounts for such customers.

The Company has met the exemption provision of SEC.1934 Rule 240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2018 without exception.

Ernest Sampson

CEO

Private Client Services, LLC